EARNINGS RELEASE

2Q2018

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM

4G

2018 SECOND QUARTER RESULTS

HIGHLIGHTS

Change in the base profile has brought more resilience to macroeconomic instabilities

. Postpaid customer base reached 33.7% of the total base, growth of 20.5%;

. Recurring prepaid customer base accounted for 32.7% of total base, growth of 93.7%;

. TIM Live's UBB customer base grew 21.5% YoY, totaling 423k connections;

. Mobile ARPU grew 13.0% YoY, reaching R$ 21.9;

. TIM Live ARPU grew 12.7%, reaching R$ 72.1.

Mobile and fixed networks in continuous expansion and evolution

. Leadership in 4G coverage, 1,131 cities at 700MHz with 24 state capitals;

. VoLTE technology available in 1,559 cities, improving user experience;

. Fixed Ultra-broadband expansion, totaling 7 cities;

. Focus on network expansion in FTTH, 569k addressable households.

Solid financial results, maintaining Revenue and EBITDA expansion

. Net Service Revenues increased +5.7% YoY, supported by Mobile Service (+5.7% YoY) and Fixed Service (+5.6% YoY);

. Client Generated Net Revenues (mobile segment) grew 6.1% YoY, with 76% coming from Bundle Revenues;

. Normalized Costs and Expense increased 2.1% YoY; below inflation and remaining under strict control. This result was aided by Efficiency Plan, which amounted 86% of 2018 full year target;

. Normalized¹ EBITDA +12.7% YoY; fifth quarter showing double-digit growth;

. Normalized¹ EBITDA Margin reached 37.6%, sustaining its expansion pace;

. Capex totaled R$ 1 billion, with an important growth in fiber and mobile network investments.

Conference Call in English:	Conference Call in Portuguese:
July 20, 2018, at 9:30 a.m. Brasilia Time 8:30 a.m. USA (NY) Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 646 828 8246 (USA) +1 800 492 3904 (other countries) Code: TIM	July 20, 2018, at 9:30 a.m. Brasilia Time 8:30 a.m. USA (NY) Simultaneous translation from English to Portuguese available via webcast only.

>FINANCIAL PERFORMANCE (Pro-Forma, excluding effects of the adoption of IFRS 15)

OPERATING REVENUE

Net Revenues totaled R$ 4,171 million in 2Q18, an increase of 5.8% when compared to second quarter of 2017. In this quarter, there was a positive contribution from all revenue sources: Mobile Service, Fixed Service and Products.

Net Service Revenues grew 5.7% YoY in 2Q18, maintaining a similar pace to that of 1Q18, despite showing some impact due to a more fragile macroeconomic recovery and extraordinary events such as truck drivers' strike and games that the Brazilian National Team played at FIFA World Cup. Mobile Net Service Revenues grew 5.7% YoY and the Fixed Service grew 5.6% YoY, with TIM Live expanding 41% YoY. After 12 quarters of falling Products Revenues, it increased 7.5% YoY in 2Q18.

In 6M18, Net Revenues reached R$ 8,310 million, an increase of 5.3% YoY supported by Mobile Net Service Revenues, which increased 5.8% YoY, and by Fixed Net Service Revenues which increased 10.0% YoY. In the same period, Net Products Revenues decreased 9.2% YoY.

In 2Q18, Total Gross Revenues increased by 7.7% YoY, exceeding Net Revenues growth. This dynamic is explained by the increase in discounts given to clients, as a result of how our offers are built - better prices are only available in loyalty offers. This mechanics is one of the pillars in the strategy of migrating customers to higher value plans. Eliminating discounts effect, Gross Revenues growth ex-discounts is equal to Net Revenues, in a recovery process already expected after the introduction of package offers (voice + data + content).

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,758 million, showing a growth of 5.7% YoY compared to the same quarter previous year. In 6M18, this line increased 5.8% YoY, reaching R$ 7,536 million.

Client Generated Revenues (CGR), which is composed by Local Voice, Long Distance Voice and Data & Content Revenues, increased 6.1% YoY compared to 2Q18 and was affected by (i) a slower and uneven macroeconomic recovery and (ii) a reduction in full working days due to truck drivers' strike and games that the Brazilian National Team played at FIFA World Cup. Revenue generated by recurring bundle offers increased by 34.9% YoY, and represents 76% of the CGR, compared to 60% in 2Q17. Year-to-date, this revenue line increased 37.4%.

Interconnection Revenues continued to fall and, in 2Q18, decreased 7.8% YoY, reflecting the full impact of MTR rate (Mobile Termination Rate) cut. In 6M18, Interconnection Net Revenues showed a decrease of 10.9% YoY. The MTR incidence in Net Service Revenues reached 3.2% in the quarter and in the year to date, this exposure was 3.6%.

Other Revenues increased 18.2% YoY in 2Q18, in the year to date it increased 21.2% YoY. This revenue line continues to be affected mainly by revenue generated by network sharing and swap contracts, which represents more than 50% of Other Mobile Revenue and which has corresponding costs in Network and Interconnection line.

In 2Q18, ARPU (Average Monthly Revenue Per User) increased 13.0% YoY and reached R$ 21.9 mainly driven by migration to higher value plans. Segment ARPU, which excludes revenues from non-TIM clients and other mobile revenues, also grew. Prepaid ARPU reached R$ 11.2, up by 0.5% YoY, while postpaid ARPU totaled R$ 40.0, an increase of 1.8% compared to 2Q17.

Products Revenues was 7.5% higher than in 2Q17. Despite a 9.4% YoY reduction in handsets sold, the performance was more affected by the increase in handsets sold average price. As a consequence, the penetration of smartphones in the base at the end of June 2018 was 83.9% compared to 77.0% in 2Q17.

Fixed Segment Details (net of taxes and deductions):

Fixed Service Revenues was R$ 206 million in this quarter, an increase of 5.6% compared to the same period in the previous year. This result reflects the growth of TIM Live, which grew 41.0% YoY in 2Q18 and represents 43.7% of the Fixed Services Revenues. Other services in the Fixed segment decreased 11.6% YoY in 2Q18, reversing the positive result in the last quarter.  In 6M18, Fixed Service Revenues totaled R$ 411 million, up 10.0%.

TIM Live ARPU (Average Monthly Revenue per User) was R$ 72.1, 12.7% higher than 2Q18. Performance is explained by the penetration of higher value offers with higher speeds and the better sales mix after new portfolio launched in April.

OPERATING COSTS AND EXPENSES

In 2Q18, Normalized Operating Costs and Expenses increased 2.1% YoY, below inflation for the period (IPCA 12M 4.39%). The dynamic in Opex follows the trend forecasted in the Company's Strategic Plan, where costs and expenses control is a fundamental pillar in strategy.

In 6M18, Normalized Operating Costs and Expenses increased 0.6% YoY, reaching R$ 5,273 million. By the end of June, the Efficiency Plan reached 86% of the target for full year 2018.

Breakdown of Performance of Normalized Costs and Expenses:

Personnel Expenses decreased 0.7% YoY in 2Q18. This performance was affected by a reduction in labor contingencies and by a higher provision base in 2017 for amounts relating to employee bonuses and profit sharing. Year-to-date, Personnel Costs increased 3.4% YoY.

Selling and Marketing Expenses showed a slight increase of 0.3% YoY in the quarter, affected by the accounting of expenses related to the right to use TIM’s trademark, which will be included under this cost line item. Despite this, the line followed the structural trend found in previous quarters, with gains generated by savings with processes digitalization, reduction of FISTEL expenses and lower prepaid recharge fees, more than offsetting the increase in expenses relating to customer base management (billing, collection and customer service). As a result of this trend, year to date Selling and Marketing showed decrease of 1.7% YoY.

The Network and Interconnection (ITX) group decreased 2.5% YoY in 2Q18, mainly driven by a decrease in interconnection costs (cut in MTR) and lower pressure from costs with content providers. In 6M18, Network and Interconnection costs showed a decrease of 3.2% YoY, for the same factors mentioned above.

General and Administrative Expenses (G&A) decreased 2.6% YoY in the quarter, due to savings achieved on several fronts of this cost line, especially expenses for third-party professional services. In the year to date, G&A expenses increased 1.0% YoY, with costs associated with maintenance more than offsetting other savings in this line item.

Cost of Goods Sold (COGS) decreased 4.7% YoY in 2Q18, although product revenues increased by 7.5% due to an increase in average selling price compared to 2Q17, sales fell by 9.4%. In 6M18, COGS decreased by 7.5% YoY.

Provisions for Doubtful Accounts (Bad Debt) increased 56.0% YoY in 2Q18, slowing down when compared to the growth in 1Q18 (78.2% YoY). Despite this increase, Bad Debt as a percentage of Gross Revenue remain under control, close to the 2% level in the quarter. The increase in the revenue base exposed to payment default (up by ~50% in the case of Control) in addition to the expansion of postpaid customer base (20.5% YoY) lead to a natural trend of Bad Debt expansion. Year to date, Bad Debt was up 65.8% YoY and, besides the effects previously described, the period had specific temporary effects such as (i) delay in invoice issuance and delivery (due to strikes), (ii) wholesale bad debt positive impact, due to settlement with other operators and (iii) corporate clients which impacted the 6M18 vs 6M17 comparison.

Other Normalized Operating Expenses increased by 61.1% YoY in 2Q18. The main factors behind this unusual growth were non-recurrent events that impacted both 2Q18 and the annual comparison related to fiscal (2013 and 2014) and civil contingencies. Nonetheless, the share over Normalized OPEX remained stable at 4.3%, in line with the previous quarter's performance of 4.1%. Year-to-date, the line increased 24.2% YoY.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 48.5 per gross addition in 2Q18, 12.4% higher than in 2Q17, as a result of higher commissioning expenses (higher postpaid mix in gross additions) and higher advertising costs (launch of campaigns for new prepaid, postpaid and TIM Live portfolio).

Despite the increase in SAC, SAC/ARPU ratio (indicating the payback per client) remained stable at a healthy level of 2.2 months.

2.2

Payback

(Months)

FROM EBITDA TO NET INCOME

EBITDA

In 2Q18, Normalized EBITDA totaled R$ 1,567 million, +12.7% YoY, showing another quarter of double-digit growth. This increase was driven by: (i) mobile and fixed services (+R$ 214 million) and (ii) handset segment (+R$ 14 million). Year-to-date EBITDA was R$ 3,037 million, an increase of 14.5% in relation to 6M17.

The Quarterly Normalized EBITDA Margin was 37.6%, a 2.3 p.p. increase compared to 2Q17, affected by the change in revenue mix. In 6M18, the EBITDA Margin was 36.5%, 2.9 p.p. higher than 6M17.

The growth of incoming and outgoing off-net traffic at different speeds has been alternating the balance trend between revenue and costs linked to the MTR. As of 4Q17, this balance was slightly negative, but in 2Q18 the trend changed and EBITDA exposure to MTR was again slightly positive at 0.2%.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 2Q18, D&A increased by 5.7% YoY and, in the year to date, it grew 0.5% YoY. The performance of 2Q18 was mainly affected by higher investments in network expansion. Amortization grew by 7.0% YoY, due to the increase in investment in software and the 700 MHz license amortization (license starts to be amortized once the cities are activated).  Quarterly Normalized EBIT was 30.1% higher than in 2Q17, while it increased 55.4% in 6M18, reflecting EBITDA growth in both periods.

NET FINANCIAL RESULT

2Q18 showed a Net Financial Result of R$ 181 million, R$ 54 million worse than 2Q17. The Net Result was mainly affected by accounting adjustments, as well as the effect of interest capitalization generated by 700 MHz license acquisition and spectrum clean-up, which is reduced as new cities have the frequency available to use and the increase in PIS/COFINS tax related to the growth of interest on capital distribution. These negative effects were partially compensated by a better treasury result due to a lower minimal cost and volume of the debt. In the year to date, Net Financial Result was negative by R$ 352 million, R$ 121 million worse than in 6M17.

INCOME TAX AND SOCIAL CONTRIBUTIONS

Income Tax and Social Contributions totaled R$ 1 million in 2Q18, down 97.5% YoY. The effective rate was 0.4%, down from 18.8% in 2Q17, mainly due to the deductibility of interest on capital payment of R$ 230 million approved in May 2018. In the year to date, the amount totaled         R$ 108 million, 20.6% higher than 6M17, at a rate of 15.6% versus 20.3%.

NET INCOME

Net Income for 2Q18 amounted to R$ 335 million, an increase of 53.2% YoY. Earnings per Share (EPS) was R$ 0.14 compared to R$ 0.09 in 2Q17. In 6M18, Net Income was R$ 585 million, an increase of 66.7% YoY, with an EPS of R$ 0.24 versus R$ 0.15 in 6M17.

CAPEX

In 2Q18, Capex totaled R$ 1,018 million, 25.8% above the amount in 2Q17. Most of the investments continue to be allocated to infrastructure (around 85%), mainly to transport network projects, 4G technology and IT. Following the investment cycle, the Company began accelerating Capex in 2Q18 following the projects approval in 1Q18. Year-to-date, Capex amounted to R$ 1,664 million, 12.5% higher than in 6M17.

DEBT AND CASH

Gross Debt in 2Q18 totaled R$ 5,394 million, a reduction of R$ 2,433 million YoY including (i) recognition of leasing amounted to R$ 1,704 million (related to sale of towers, Amazonas TL project and other financial leasing); (ii) hedge position of R$ 101 million (reducing gross debt).

TIM's debt is concentrated in long-term contracts (76% of the total), consisting mainly of BNDES financing. Approximately 10% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. The average cost of debt excluding leasing was 8.4% p.y., a reduction compared to 2Q17 cost of 10.9% p.y.. In 6M18, the cost was 8.5% p.y. versus 11.5% p.y. in 6M17. Over the last 12 months, important debt pre-payments to BNDES that, together with our regular debt amortization routine, totaled R$ 3,026 million.

At the end of 2Q18, Cash and Securities totaled R$ 2,164 million, a reduction of R$ 1,264 million YoY. In this quarter, R$ 854 million was paid relating to Anatel fees (Fistel).

The main movements that affected cash and securities in year to date are shown below:

Average finance yield fell to 6.4% p.y. in 2Q18, compared to 11.1% p.y. in 2Q17, accompanying the reduction in the Selic rate. Year-to-date, the yield was 6.6% p.a. compared to 12.0% p.a. in 6M17.

The Net Debt/EBITDA ratio was 0.51x in the quarter, down from 0.80x in 2Q17. In the period, Net Debt totaled R$ 3,231 million, R$ 1,169 million less than 2Q17, when net debt was R$ 4,400 million.

FREE CASH FLOW

Free Operating Cash Flow (FOCF), excluding the 700 MHz license, totaled R$ 313 million in 6M18, up by R$ 443 million when compared to 6M17. Such increase was a result of a 14.5% YoY expansion of EBITDA, 12.5% decrease in Capex and a reduction of 18.7% in working capital. In the 2Q18, FOCF totaled R$ 6 million, R$ 359 million less than 2Q17. Quarterly working capital was impacted by the payment of FISCAL tax, which occurred in April when usually is due on the 1Q.

OPERATING AND MARKETING PERFORMANCE

MOBILE SEGMENT:

TIM ended June 2018 with 56.6 million active lines, with negative net adds totaling 1.3 million lines. In postpaid, the results remain positive, but prepaid lines disconnections still negatively affect total net adds.

In postpaid, customer base totaled 19.1 million, an increase of 20.5% compared to 2Q17, adding 3.2 million customers to the base. The segment continues to increase its share and stood at 33.7% compared to 26.0% in 2Q17. The growth of postpaid base was due to: i) migration from prepaid to postpaid customers (mainly to control plans), ii) mobile number portability and iii) stable churn rate.

Prepaid client base ended the month of June³ of 2018 with 37.5 million clients. Net adds totaled -1.9 million in 2Q18, driven by migration from prepaid to postpaid customers and the strict base clean-up policy.

Detailing the customer base by technology:

•

The number of 4G users stood at 31.3 million at the end of 2Q18³. An increase of 39.8% compared to 2Q17. The 4G base growth is also explained by migration of 3G users.

•

3G ended 2Q18³ with 14.9 million users, maintaining the downward trend, with -38.9% in YoY comparison, in line with migration to more updated smartphones, with 4G technology, and focused on higher value customers.

Smartphones reached a total penetration of 83.9% of the customer base in June 2018, an increase of 6.9 p.p. compared to June 2017. This growth supports Company’s strategy of equipping its customers with 4G handsets in order to stimulate the penetration of data services.

FIXED SEGMENT:

The TIM Live base totaled 423k customers in 2Q18, up 21.5% compared to the same period last year. Net adds totaled 12.7k customers during the quarter and 31.3k year to date.

The new portfolio was successfully launched with higher value offers. As such, TIM Live has begun to accelerate the transition from focusing on FTTC (Fiber To The Curb) to FTTH (Fiber To The Home). By August, the Company will expand its operations to five new cities (Salvador-BA, Suzano-SP, Mauá-SP, São Gonçalo-RJ and Nilópolis-RJ) using FTTH technology.

TIM Casa Internet, which uses WTTX technology to offer residential broadband through the mobile network, was launched in another 20 cities in 2Q18 reaching 87 cities where it is available for sale.

 QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

Regarding Anatel's quality KPIs, in view of the national average performance, data up to May/2018 (considering the latest official data released by the regulator), TIM maintained a solid performance, with all quality metrics above target, as required by the Agency.

In addition to Anatel's official KPIs, the SpeedTest numbers (as measured by Ookla continue to show a continuous increase in quality indicators, mainly in the scope of mobile data. The increase in throughput (download and upload) and latency support with Company's efforts to provide a better quality of experience for data users, especially in a higher postpaid base scenario. The difference in performance in LTE technology in data usage and the wide coverage and TIM 4G network availability are proven by the largest number of measurements in Brazilian market using SpeedTest platform.

In addition, OpenSignal, in its June report once again confirmed that the TIM 4G network has the most availability (TIM users spent 75.9% of the time using LTE technology vs. an industry average of 60.3%) nationally, remaining the leader in important regions in Brazil, for example, São Paulo (SP), Rio de Janeiro (RJ) and Belo Horizonte (MG).

TIM digitalization initiatives continue to be developed, not only aimed at financial savings, but also for procedural improvements that result in a better customer experience. A comprehensive digital transformation depends on acting in accordance with client’s real needs and processes redesign in order to impact the whole client life cycle.

The results of these initiatives have been very significant and at the close of 2Q18, the number of digital interactions, that is users seeking service through "Meu TIM" app and website, increased more than 60% versus 2Q17. In addition, digital sales in the postpaid (pure + control) increased approximately 85% YoY in 2Q18.

NETWORK DEVELOPMENT

Defined as a strategic pillar in TIM's business plan, investment in expansion and quality of the infrastructure is fundamental to differentiate TIM in the market, giving all customers access to a better user experience. In addition to a proposal of a full portfolio and the digitalization in customer interactions, TIM hopes to attract and maintain a valued customer base.

In this process, the use of analytical tools has allowed a more efficient allocation of resources, in 2Q18 TIM committed 85% of the capex to infrastructure (Network + IT). Among the projects being carried out under network scope, the expansion of the optic fiber network (backbone, backhaul and FTTH), sites densification, frequency refarming and carrier aggregation of two or three frequencies, depending on the locality.

TIM maintained its 4G coverage leadership at the end of 2Q18, reaching 3,138 cities, or 92% of Brazil's urban population, an increase of 70% when compared to 2Q17. This expansion is a result of the commitment with the strength of network infrastructure, supported by 4G network elements growth, which expanded 55% YoY, in order to serve growing data traffic demand.

The use of 700MHz frequency in LTE network development of continues to grow, providing a significant improvement in customers’ experience both in terms of performance, with higher download and upload speeds and lower latency, as well as indoor coverage and higher penetration. TIM ended 2Q18 with 4G activated in 700MHz band in 1,131 cities, of which 24 were state capitals.

Note that 2Q18 also marked the activation of 4G network in the 700 MHz band in cities of Rio de Janeiro, Curitiba, Goiânia and Porto Alegre. TIM expects that the use of this new frequency in these cities will significantly expand its capacity and indoor and outdoor coverage, ensuring improvement of clients’ usage experience in these cities.

Also in 4G network, the Company offers VoLTE (voice over LTE), technology that allows connections in IP network, ensuring efficiency, stability, lower battery consumption and shorter times to establish connections. At the end of June, TIM had VoLTE available in 1,559 cities, of which 22 were state capitals.

Infrastructure development is also in line with the Company's corporate values on social responsibility. TIM continues with the Biosite installation project, a solution for densification of mobile access network (antennas/towers) with a very low visual impact. In addition to contributing to harmonization with the environment and urban infrastructure - multi-functionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras - these structures are cheaper and quicker to install. In 2Q18, TIM reached a total of 581 active Biosites.

The development of mobile network allows residential wireless broadband availability to expand, through the LTE network, using fixed wireless broadband technology (Wireless-To-The-X), without affecting mobile service quality. At the end of June, WTTx was available in 87 cities around Brazil, a quality option to supply regions that have broadband suppressed demand, due to the lack of supply and to a fixed network infrastructure that is still being developed.

Fixed infrastructure continues to expand, at the end of 2Q18, the Company showed an 8.3% YoY increase in terms of optical fiber mileage, reaching approximately 85,500 km, backbone and backhaul. TIM's residential fixed broadband coverage continues to develop, now more focused on FTTH technology (Fiber To The Home). At the end of 2Q18, there were 569,000 addressable households with FTTH, leveraged on the optic fiber already used in FTTS project. Meanwhile, FTTC network (Fiber To The Curb) is being upgraded to support higher speeds, and in June, there were 3.3 million addressable households with this technology.

 CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY

The Company's social and environmental responsibility policies guide actions and initiatives and are based on UN Global Compact principles. This is a voluntary agreement that TIM signed in 2008 to ensure compliance with the ten principles of human rights, working conditions, the environment and the fight against corruption.

TIM has been in the B3 Business Sustainability Index (ISE) for 10 years, continuing as the telecommunications company that has been in the portfolio for the most consecutive years. The Company also releases an inventory of its greenhouse gases (GHG) pursuant to the GHG Protocol methodology, its Climate Change Policy establishes guidelines for the management of GHG emissions.

TIM INSTITUTE

Founded in July 2013, the mission of TIM Institute (www.institutotim.org.br) is to develop resources and strategies for the democratization of science, technology and innovation, through mathematics and science education projects for children and young people and through the development of free technologies that contribute to public policies implementation.

The actions of TIM Institute have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people, including 500,000 students and 16,000 teachers.

In 2017, TIM Institute launched, together with Unicef (United Nations Children's Fund) and other partners, the Active School Search Platform (www.buscaativaescolar.org.br), which is focused on school exclusion issues. To date, more than 1000 municipalities have joined the platform solution.

Also in the education field, through the project Círculo da Matemática do Brasil, a mathematics project, TIM Institute recently published the results of a national survey, "Mathematics of Children and Parents", which showed that the knowledge and involvement of parents in their children's schooling is fundamental to their mathematical performance.

At the start of 2018, new students were selected to receive the TIM-OBMEP Institute scholarships, offered to medal winners during the Brazilian Public School Mathematics Olympiad (OBMEP) who were entering public universities. Altogether, about 200 students receive aid, through the partnership between the TIM Institute and the National Pure and Applied Mathematics Institute (IMPA).

ENERGY

In line with the principles of its Environmental and Climate Change Management policies, TIM considers energy efficiency as one of its challenges. The expected increase in energy consumption due to the expansion of network infrastructure is accompanied by energy efficiency actions. Projects include the upgrading of lighting and air conditioning; temporary or permanent shutdown of idle equipment; Freecooling - system for exchanging heat from equipment containers, through the installation of coolers in shelter-type sites (cabinets) that allow a reduction in the use of energy and refrigerant gases in air-conditioning equipment; Decommissioning - turning off and removing equipment from the site in order to save energy and free up space for new projects.

In addition to investing in energy efficiency, TIM has been looking for alternative sources of energy, aware of the potential that Brazil offers in renewable sources. In 2018, the company continued the self-generation of renewable energy through five Hydroelectric Generating Centers (CGHs) leased at the end of 2017 that meet the energy demand of more than 1,000 sites. In addition to this initiative, we also continue to generate solar energy, with about 40 photovoltaic panels in operation in different regions of Brazil. (302-4, GRI Standard)

The 2017 Sustainability Report was published, showing the main financial, social and environmental results, as well as important matters for business and sustainability governance at TIM, as well as our commitment to sustainable development. Find the full report at our Investor Relations website.

GOVERNANCE

TIM reinforces its commitment to the best Corporate Governance practices and values transparency, accountability and fairness. Below are the highlights for 2Q18, regarding the activities carried out by the Board of Directors and its Advisory Committees, and by the Fiscal Council:

Board of Directors Activities

o

Members: 10 members (3 independent);

o

Meetings: 4 meetings with average attendance of 83%;

o

Most relevant activities:

▪

Understand the activities developed by the Control and Risk Committee;

▪

Understand the activities developed by the Statutory Audit Committee;

▪

To resolve on the proposal to amend the Internal Regulations of the Control and Risk Committee and the Remuneration Committee of the Company;

▪

To resolve on the composition of the Control and Risk Committee;

▪

To resolve on the composition of the Remuneration Committee;

▪

To elect the Company's Statutory Officers and appoint the Officers of the Company's subsidiaries, TIM Celular S.A. and TIM S.A;

▪

To resolve on the proposal of the criteria to distribute the annual global remuneration for management for the 2018 fiscal year (apportionment);

▪

To resolve on the first grant of the Company's Long-Term Incentive Plan;

▪

To resolve on the conclusion of contracts between related parties;

▪

To resolve on procurement of the guarantee by the Company's subsidiary, TIM Celular S.A.;

▪

Review the Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

To resolve on the proposal to pay interest on equity ("JSCP") of the Company;

▪

Nominate management to make up the Board of Trustees, Fiscal Council and Management Group of the TIM Institute;

▪

Presentation of the results of the Self-Assessment Questionnaire of the Board of Directors for 2017;

▪

To approve the proposal to amend the Internal Regulations of the Internal Audit;

▪

Presentation on regulatory and political matters;

▪

Follow-up of Investor Relations activities;

▪

Presentation on the negotiations on the ANATEL Conduct Adjustment Agreement.

Fiscal Council Activities

o

Members: 3 members (3 independent);

o

Meetings: 1 meeting with average attendance of 100%;

o

Most relevant activities:

▪

To resolve on the election of the Chairman of the Fiscal Council;

▪

Presentation of the Fiscal Council Work Plan for the 2018 fiscal year;

▪

Present the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

Report on the proposal for interest on equity ("JSCP") of the Company;

▪

Presentation on Regulatory, Civil, Labor and Tax contingencies;

▪

Presentation by PricewaterhouseCoopers ("PwC") on the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018

Statutory Audit Committee Activities

o

Members: 3 members (3 independent);

o

Meetings: 7 meetings with average attendance of 100%;

o

Most relevant activities:

▪

Opinion on the 20-F for TIM Participações S.A.;

▪

Opinion on of the conclusion of contracts between related parties;

▪

Opinion on external auditors' fees for the year 2018;

▪

Present the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

Present the proposal for interest on equity ("JSCP") of the Company;

▪

Presentation on Regulatory, Civil, Labor and Tax contingencies;

▪

Presentation by PricewaterhouseCoopers ("PwC") on the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

Opinion on the Company's Reference Form;

▪

Follow-up on outstanding matters and measures related to previous meetings;

▪

Presentation on the Conduct Adjustment Agreement.

▪

Presentation on the status of Company’s Risk Appetite and Risk Indicators;

▪

Presentation of the Risk Control Panel ("RCP") for 2018;

▪

Supervision and assessment of Internal Audit work;

▪

Opinion on the proposal to amend the Internal Regulations of the Internal Audit;

▪

Analysis and assessment of reports received through the Whistle-blowing Channel;

▪

Supervision and assessment of Compliance work;

▪

Presentation on the Company's Monthly Financial Report for the month of April 2018;

▪

Monitoring and supervising the work of the External Auditor;

▪

Update on financial matters;

▪

Presentation on Fraud;

▪

Presentation on the Company's Sustainability Report;

▪

Presentation on ICVM 586;

▪

Management Information on the Constant Currency and the Calculation of Profit;

▪

Presentation on the KPMG report.

Activities of the Control and Risk Committee

o

Members: 5 members (2 independent);

o

Meetings: 2 meetings with average attendance of 70%;

o

Most relevant activities:

▪

Presentation on the Conduct Adjustment Agreement.

▪

Presentation on the status of Company’s Risk Appetite and Risk Indicators;

▪

Presentation of the Risk Control Panel ("RCP") for 2018;

▪

Supervision and assessment of Internal Audit work;

▪

Opinion on the proposal to amend the Internal Regulations of the Internal Audit;

▪

Analysis and assessment of reports received through the Whistle-blowing Channel;

▪

Supervision and assessment of Compliance work;

▪

Presentation on the Company's Monthly Financial Report for the month of April 2018;

▪

Monitoring and supervising the work of the External Auditor;

▪

Presentation on Fraud;

▪

Presentation on the Company's Sustainability Report;

▪

Presentation on ICVM 586.

STOCK EXCHANGE PERFORMANCE

The Company's shares, TIMP3, closed 2Q18 at R$ 13.18, an increase of 34.6% YoY. In the same period, Ibovespa, the main Brazilian index at the stock exchange - B3, grew 15.7%. The Company's ADRs, TSU, closed 2Q18 at US$ 16.86, an increase of 13.9% YoY. In terms of market cap, TIM closed the quarter at R$ 31.9 billion or US$ 8.2 billion.

SUBSEQUENT EVENTS

DISTRIBUTION OF INTEREST ON EQUITY

The Company's Board of Directors approved today, July 19th, 2018, the distribution of R$ 240 million as Interest on Equity ("IOE"), based on profits for the period ended on June 30, 2018.

Payment will start on November, 13th 2018 where July, 25th 2018 is the date to identify eligible shareholders to receive such values. Thus, shares acquired after this date will be ex-Interest on Equity rights.

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) excluding the effects of IFRS 15 and in Brazilian Reais (R$), in compliance with Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter of 2017 (2Q17) and the year to date 2017 (6M17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACT

Telephones Nos.: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ri

For more information about TIM, please click on this link.

RI TIM App:

ATTACHMENTS

Attachment 1: Pro-Forma Balance Sheet

Attachment 2: Balance Sheet

Attachment 3: Pro-Forma Income Statement

Attachment 4: Income Statement

Attachment 5: Pro-Forma Cash Flow Statement

Attachment 6: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Pro-Forma Balance Sheet

DESCRIPTION	2Q18	2Q17	% YoY	1Q18	% QoQ
R$ million					
ASSETS	**31,293**	**32,089**	**-2.5%**	**32,240**	**-2.9%**
CURRENT ASSETS	**6,593**	**7,861**	**-16.1%**	**7,603**	**-13.3%**
Cash and cash equivalents	1,151	3,423	-66.4%	1,959	-41.3%
Short-term investments	1,013	5	19853.3%	895	13.2%
Accounts receivable	2,692	2,655	1.4%	2,692	0.0%
Inventories	173	162	6.8%	150	15.2%
Indirect recoverable taxes	331	528	-37.3%	437	-24.4%
Direct recoverable taxes	274	185	48.1%	284	-3.4%
Prepaid expenses	537	564	-4.8%	778	-31.0%
Derivative contracts	64	62	2.9%	45	43.2%
Leasing	21	3	679.7%	21	3.5%
Other assets	337	273	23.2%	343	-1.7%
NONCURRENT	**24,700**	**24,228**	**1.9%**	**24,637**	**0.3%**
Noncurrent assets	**2,897**	**2,847**	**1.8%**	**2,858**	**1.4%**
Long-term investments	3	-	n/a	3	-1.1%
Accounts receivable	116	25	363.6%	115	0.4%
Indirect recoverable taxes	902	938	-3.8%	891	1.3%
Direct recoverable taxes	213	205	4.1%	211	0.9%
Deferred income and social contribution taxes	-	30	-100.0%	-	0.0%
Judicial deposits	1,354	1,339	1.2%	1,357	-0.2%
Prepaid expenses	51	47	8.5%	38	34.0%
Derivative contracts	43	47	-7.6%	27	58.9%
Leasing	186	204	-8.9%	186	0.0%
Other assets	30	13	133.0%	30	-0.4%
Permanent Assets	**21,803**	**21,381**	**2.0%**	**21,779**	**0.1%**
Property, plant and equipment	10,952	10,354	5.8%	10,703	2.3%
Intangibles	10,850	11,027	-1.6%	11,077	-2.0%
LIABILITIES	**31,293**	**32,089**	**-2.5%**	**32,240**	**-2.9%**
CURRENT LIABILITIES	**6,236**	**5,898**	**5.7%**	**7,151**	**-12.8%**
Loans and financing	1,194	1,563	-23.6%	1,184	0.9%
Derivative contracts	6	9	-35.3%	11	-46.6%
Leasing	184	118	55.2%	185	-0.7%
Suppliers	3,388	2,653	27.7%	4,219	-19.7%
Salaries and related charges	245	220	11.8%	312	-21.4%
Indirect taxes, charges and contributions	373	341	9.5%	367	1.6%
Direct taxes, charges and contributions	129	159	-19.3%	196	-34.5%
Dividends payable	239	62	288.1%	144	66.6%
Authorizations payable	67	204	-67.1%	93	-27.4%
Deferred revenues	404	561	-28.0%	433	-6.6%
Other liabilities	7	8	-10.8%	8	-8.9%
NON CURRENT LIABILITIES	**6,543**	**8,646**	**-24.3%**	**6,684**	**-2.1%**
Loans and financing	2,490	4,614	-46.0%	2,733	-8.9%
Derivative contracts	-	22	-100.0%	17	-100.0%
Leasing	1,728	1,724	0.2%	1,718	0.5%
Authorizations to pay	314	272	15.4%	276	14.0%
Indirect taxes, charges and contributions	3	2	6.6%	3	2.4%
Direct taxes, charges and contributions	208	265	-21.6%	208	0.3%
Deferred income and social contribution taxes	131	127	2.8%	107	22.1%
Provision for contingencies	669	541	23.7%	601	11.2%
Pension plan	4	2	122.3%	4	0.0%
Asset retirement obligations	20	18	13.6%	19	6.3%
Deferred revenues	946	1,028	-8.0%	969	-2.3%
Other liabilities	31	31	-0.1%	31	0.0%
SHAREHOLDERS' EQUITY	**18,513**	**17,545**	**5.5%**	**18,405**	**0.6%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves	1,686	1,568	7.5%	1,687	-0.1%
Income reserves	6,613	5,763	14.8%	6,613	0.0%
Accumulated losses	-	-	0.0%	-	0.0%
Treasury stocks	(7)	(3)	164.8%	(12)	-38.7%
Net Income for the period	355	351	1.2%	250	42.2%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Balance Sheet

Attachment 3

TIM PARTICIPAÇÕES S.A.

Pro-Forma Income Statement

Attachment 4

TIM PARTICIPAÇÕES S.A.

Income Statement

Attachment 5

TIM PARTICIPAÇÕES S.A.

Pro-Forma Cash Flow Statement

Attachment 6

TIM PARTICIPAÇÕES S.A.

Operating Indicators

Footnotes

 Normalized by the sale of towers (R$ 1.1 million in 2Q18; R$ 220k in 1Q18 and R$ 1.8 million in 2Q17) and temporary HR and G&A costs (R$ 120k in 2Q17).

 On May 17, TIM Participações and Telecom Italia entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark against payment of royalties in the amount of 0.5% of the Company's net revenue.

 Source: Company

 Source: Company

 Generated from TIM's analysis of the results using the Ookla SpeedTest.

 Study (State of Mobile Networks: Brazil) carried out by Open Signal, testing three 3G and 4G network attributes of major operators in Brazil.

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